UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    Form 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934



For the month of        January         , 2004
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Commission File Number:  001-13196
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                               DESC, S.A. DE C.V.
                               ------------------
                 (Translation of registrant's name into English)

 PASEO DE LOS TAMARINDOS 400-B, BOSQUES DE LAS LOMAS, 05120 MEXICO, D.F., MEXICO
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                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form  20-F  X                  Form 40-F
           ---                            ---


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes |_| No |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________





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The following is included in this report on Form 6-K:



              Item
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           1. Press Release, dated January 6, 2004



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                                                                          Item 1

[Desc Logo]
[Desc successfully concludes financial restructure]

Contacts:


  Arturo D'Acosta Ruiz                            Maria Barona
  Alejandro de la Barreda                         Melanie Carpenter
  Tel: (5255) 5261-8037                           Phone: 212-406-3690
  alejandro.delabarreda@desc.com.mx
  www.desc.com.mx


              DESC SUCCESSFULLY CONCLUDES ITS FINANCIAL RESTRUCTURE

Mexico City, January 6, 2004 - DESC, S.A. de C.V. (NYSE: DES; BMV: DESC) announced today that it reached agreements with all of its bank creditors to sign syndicated loan facilities which would refinance the prior syndicated loans and substantially all of the Company's short term debt. This refinancing also cures the leverage covenant default under the prior syndicated loans. The amount of the restructured debt is approximately US $720 million, representing nearly 70% of the group's consolidated debt, which at the close of 2003 was at approximately US $1,090 million and nearly US $1,023 million in net debt.

This process, that began in the second quarter of 2003, and which was successfully concluded, that includes US $479 million in long-term debt, Ps. $1,300 million in long-term debt and US $112 million in revolving credit.

This transaction was led by Citigroup, with BBVA Bancomer and Banco Inbursa as co-leads banks. The rest of the participating banks included Bancomext, Banorte, Comerica Bank, Credit Suisse First Boston, Credit Lyonnais, EDC, HSBC Bank USA, Banco Invex, Ixe Banco, Deutsche Bank, JP Morgan Chase Bank and The Toronto Dominion Bank.

The terms of the transaction included a 5-year maturity and a grace period for the payment of capital of 30 months beginning in January 2004. This substantially reduces the Company's short and medium term financial requirements as the maturities for the remaining debt are US $27 million for 2004 and US $18 million for 2005.

The new interest rate, which will apply beginning in the first quarter of this year, will be as follows: for the dollar-denominated debt, LIBOR + 350 basis points and for the peso-denominated debt, the rate will be TIIE + 350 basis points. These facilities provide for reduction in spreads if financial leverage improves. For the revolving credit, the new rate will be LIBOR + 300 basis points.


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As a reflection of Desc's strategy of reducing indebtedness, at the closing of this transaction, a US $40 million prepayment was made to the participating financial institutions.

Management considers that the signing of this agreement along with a series of internal measures, which the Company has taken towards improving Desc's competitiveness, will strengthen the Company's financial position. Desc will continue to meet the needs of its creditors, suppliers and clients.

Fernando Senderos Mestre, Desc's Chief Executive Officer and Chairman of the Board stated, "We are very satisfied with this negotiation and are confident that, together with the economic recovery in Mexico and the United States as well soon as the renewed stimulus of internal productivity, we will be again on the road to profitability and value creation."

DESC, S.A. DE C.V. is one of Mexico's largest industrial groups with sales of approximately US$ 2 billion during 2002, and over 16,000 employees. Through its subsidiaries, the Company is a leading operator in the Autoparts, Chemical, Food and Real Estate Sectors.



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  This press release contains "forward-looking statements" (within the meaning of the Private Securities Litigation Reform Act of 1995) that reflect the current views of Desc's management with respect to future events. The words "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "project," and "should" and similar expressions generally are intended to identify forward-looking statements. These statements are subject to risks, uncertainties and changes in circumstances. Actual results may differ materially from present expectations as a result of many factors, including, but not limited to, changes in global and domestic political, economic, business, competitive, market and regulatory factors, the cyclicality of the autoparts and chemicals industries and other factors which are described under the heading "Risk Factors" in Desc's most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission. Desc does not assume any obligation to update these forward-looking statements. Any forward-looking statement speaks only as of the date on which it is made.
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

                                   SIGNATURES



           Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                          Desc, S.A. de C.V.
                                          --------------------------------------
                                                  (Registrant)



Date:    January 7, 2004                 By    /s/ Arturo D'Acosta Ruiz
----------------------------                   ---------------------------------
                                               Name:  Arturo D'Acosta Ruiz
                                               Title: Chief Financial Officer